Exhibit 99.1
FOR IMMEDIATE RELEASE                                             April 27, 2000

CONTACT:          Donald L. Rich, President & CEO             408-496-0474

Castelle Reports First Quarter 2000 Results: Positive $0.03 EPS

SANTA CLARA, Calif., April 27, 2000 - CASTELLE (Nasdaq: CSTL) today announced financial results for the first fiscal quarter ended March 31, 2000.

Net sales for the first quarter of 2000 were $4.1 million, compared to $4.5 million for the same period in 1999. This compares to net sales in the fourth quarter of 1999 of $3.9 million, an increase of 5.3%.

The Company recorded net income for the first quarter of 2000 of $168,000 or earnings of $0.03 per share, on a fully diluted basis, compared to a net loss of $1.4 million or a loss of $0.33 per share for the same period in 1999. This compares to net income in the fourth quarter of 1999 of $114,000 or earnings of $0.02 per share, an improvement in earnings of 47%.

The loss in the first quarter of 1999 included an $880,000 reserve primarily for excess inventory related to the print server product line. Excluding the additional inventory reserve, the net loss for the period would have been $531,000, or $0.12 per share.

Donald L. Rich, President and CEO, stated, "We have sustained two quarters of profitability which were supported by the introduction of an enhanced Fax Server product line with improved gross margins, the implementation of cost reduction programs and controlled operating expenses. Our cash flow and balance sheet have continued to improve in the first quarter of 2000. We have adjusted inventory levels to match customer demand, decreased the average Days Sales Outstanding to 31 and brought current our accounts payable, while maintaining a cash balance of $4.4 million as of March 31, 2000. Castelle's new cost structure and sales channel strategy have allowed the Company to better compete in its current markets. We are committed to broadening our market opportunity by developing and introducing additional server appliance products in future quarters."

About Castelle

Founded in 1987, Castelle develops server appliances providing office messaging solutions and other shared services. The company pioneered server appliances, establishing a benchmark for "plug and play" and ease-of-use with its fax and print server product families. Castelle products are installed in the majority of Fortune 1000 companies and in small and medium-sized business worldwide and are available through a worldwide network of distributors, value-added resellers, e-commerce retailers, and systems integrators. Castelle is headquartered in Santa Clara and can be reached at 408-496-0474, fax 408-496-0502 or www.castelle.com.

Forward-Looking Statements

This press release contains forward-looking statements that involve risks and uncertainties, relating to the future events, including the effect of the Company's cost structure on its business going forward and the ability of the Company to continue to (i) develop and introduce new products, (ii) be profitable, (iii) control operating expenses, (iv) maintain proper inventory levels, and (iv) keep accounts payable current. Actual events or the Company's results may differ materially from the events or results discussed in the forward-looking statements for a number of reasons including, without limitation, the timely development, acceptance and pricing of new products and the general economic conditions as they affect the Company's customers. The Company assumes no obligation to update the forward-looking information. Investors are referred to the full discussion of risks and uncertainties associated with forward-looking statements contained in the Company's 10-K for the fiscal year ended December 31, 1999.
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